SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Edible Garden AG Incorporated

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28059P303

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28059P303	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Dominion Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 843,281 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 843,281 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,281 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Statement on Schedule 13G (this “Schedule 13G”), such shares and percentage are based on 7,401,042 shares of common stock, par value $0.0001 per share of the issuer (the “Common Stock”) outstanding, as verified with the issuer, and do not give full effect to the shares of Common Stock issuable upon full exercise of the pre-funded common stock purchase warrants of the issuer (the “Pre-Funded Warrants”), Series A common stock purchase warrants of the issuer (the “Series A Warrants”) and the Series B common Stock purchase warrants of the issuer (together with the Series A Warrants, the “Warrants”) directly owned by the reporting person, the exercises of each of which are subject to a 9.99% beneficial ownership limitation provision (a “Blocker”).

CUSIP No. 28059P303	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Dominion Capital GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 843,281 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 843,281 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,281 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 7,401,042 shares of Common Stock outstanding, as verified with the issuer, and do not give full effect to the shares of Common Stock issuable upon full exercise of the Pre-Funded Warrants and the Warrants indirectly owned by the reporting person, the exercises of which are each subject to the Blocker.

CUSIP No. 28059P303	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Dominion Capital Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 843,281 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 843,281 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,281 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 7,401,042 shares of Common Stock outstanding, as verified with the issuer, and do not give full effect to the shares of Common Stock issuable upon full exercise of the Pre-Funded Warrants and the Warrants indirectly owned by the reporting person, the exercises of which are each subject to a Blocker.

CUSIP No. 28059P303	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Mikhail Gurevich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 843,281 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 843,281 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,281 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) HC, IN

(1)	As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 7,401,042 shares of Common Stock outstanding, as verified with the issuer, and do not give full effect to the shares of Common Stock issuable upon full exercise of the Pre-Funded Warrants and the Warrants indirectly owned by the reporting person, the exercises of which are each subject to a Blocker.

CUSIP No. 28059P303	13G	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS Gennadiy Gurevich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 843,281 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 843,281 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,281 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) HC, IN

(1)	As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 7,401,042 shares of Common Stock outstanding, as verified with the issuer, and do not give full effect to the shares of Common Stock issuable upon full exercise of the Pre-Funded Warrants and the Warrants indirectly owned by the reporting person, the exercises of which are each subject to a Blocker.

CUSIP No. 28059P303	13G	Page 7 of 11 Pages

Item 1(a). Name of Issuer:

Edible Garden AG Incorporated (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 283 County Road 519, Belvidere, New Jersey 07823.

Item 2(a). Names of Persons Filing:

(i) Dominion Capital LLC, a Connecticut limited liability company (“Dominion”);

(ii) Dominion Capital GP LLC, a Delaware limited liability company (“Dominion GP”);

(iii) Dominion Capital Holdings LLC, a Delaware limited liability company (“Dominion Holdings”);

(iv) Mikhail Gurevich; and (v) Gennadiy Gurevich.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Statement on Schedule 13G (the “Schedule 13G”), pursuant to which the Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of common stock reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 256 West 38th Street, 15th Floor, New York, NY 10018.

Item 2(c). Citizenship:

Dominion is a Connecticut limited liability company. Each of Dominion GP and Dominion Holdings is a Delaware limited liability company. Each of Mikhail Gurevich and Gennadiy Gurevich is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which the Schedule 13G relates is the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e). CUSIP Number: 28059P303

CUSIP No. 28059P303	13G	Page 8 of 11 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth on rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 7,401,042 shares of Common Stock, as verified with the issuer, (ii) the exercise by Dominion of an aggregate of 700,000 of pre-funded common stock purchase warrants of the issuer (the “Pre-Funded Warrants”), and (iii) 340,215 shares of Common Stock issuable upon exercise of pre-funded common stock purchase warrants of the issuer (the “Pre-Funded Warrants”), Series A common stock purchase warrants of the issuer (the “Series A Warrants”) and the Series B common Stock purchase warrants of the issuer (the “Series B Warrants” and collectively with the Series A Warrants, the “Warrants”) directly owned by Dominion, the exercises of each of which are subject to a 9.99% beneficial ownership limitation provision (a “Blocker”).

As of the date of this Schedule 13G, Dominion directly holds (i) 503,066 shares of Common Stock, (ii) Pre-Funded Warrants exercisable for up to 540,000 shares of Common Stock, subject to a Blocker, (iii) Series A Warrants exercisable for up to 1,940,000 shares of Common Stock, subject to a Blocker; and (iv) Series B Warrants exercisable for up to 1,940,000 shares of Common Stock, subject to a Blocker. Due to the interaction between the Blockers in each of the Pre-Funded Warrants and the Warrants, Dominion is prohibited from exercising the Pre-Funded Warrants and the Warrants for shares of Common Stock if, as a result of such exercise, Dominion, together with its affiliates and any persons acting as a group together with Dominion or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such exercise. As a result of Dominion’s beneficial ownership of 503,066 shares of Common Stock and the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and Warrants up to their respective Blockers, Dominion can only exercise the Pre-Funded Warrants and/or Warrants for up to an aggregate of 340,215 shares of Common Stock.

Dominion is the beneficial owner of 843,281 shares of Common Stock (the “Shares”). Dominion has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Dominion GP. Dominion Holdings is the manager of Dominion GP. Each of the managers of Dominion Holdings, Mikhail Gurevich and Gennadiy Gurevich, has shared power to vote and/or dispose of the Shares beneficially owned by Dominion, Dominion GP and Dominion Holdings. Neither Mikhail Gurevich nor Gennadiy Gurevich directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mikhail Gurevich and Gennadiy Gurevich may be deemed to beneficially own the Shares which are beneficially owned by each of Dominion, Dominion GP and Dominion Holdings, Dominion Holdings may be deemed to beneficially own the Shares which are beneficially owned by each of Dominion and Dominion GP, and Dominion GP may be deemed to beneficially own the Shares which are beneficially owned by Dominion.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 28059P303	13G	Page 9 of 11 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1 filed herewith.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 28059P303	13G	Page 10 of 11 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2024	DOMINION CAPITAL LLC

	By:	Dominion Capital GP LLC,
its Manager

	By:	Dominion Capital Holdings LLC,
its Manager

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

DOMINION CAPITAL GP LLC

	By:	Dominion Capital Holdings LLC,
its Manager

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

DOMINION CAPITAL HOLDINGS LLC

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

/s/ Mikhail Gurevich
Mikhail Gurevich

/s/ Gennadiy Gurevich
Gennadiy Gurevich

CUSIP No. 28059P303	13G	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: October 4, 2024	DOMINION CAPITAL LLC

	By:	Dominion Capital GP LLC,
its Manager

	By:	Dominion Capital Holdings LLC,
its Manager

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

DOMINION CAPITAL GP LLC

	By:	Dominion Capital Holdings LLC,
its Manager

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

DOMINION CAPITAL HOLDINGS LLC

	By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

/s/ Mikhail Gurevich
Mikhail Gurevich

/s/ Gennadiy Gurevich
Gennadiy Gurevich